*The warrant and other shares of common stock were issued by the Company in connection with an acquisition transaction in exchange for the equity interests of entities owned by Mr. Bruce Littell, the Company's CEO and a director of the Company, and Mr. Harry Lebovitz, a director of the Company. Because the transaction was accounted for as a reverse merger, for accounting purposes the value placed on all of the shares exchanged was the historical cost of $254,470.